October 24, 2007

Pradip Bhaumik
Attorney-Advisor
Office of Global Security Risk
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Check Point Software Technologies Ltd. Form 20-F for Fiscal Year Ended December 31, 2006 Filed March 15, 2007 File No. 0-28584

Dear Mr. Bhaumik:

Check Point Software Technologies Ltd. (“Check Point”, the “Company”, or “we”) respectfully submits this correspondence, in response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”), dated October 18, 2007, which was in response to our October 10, 2007 response with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2006 (“Comment Letter”). To facilitate your review of the Company’s response to the comment by the Staff as set forth in the Comment Letter, we have reproduced below the Staff’s additional question followed by our response.

1.	We note the representations in your response dated October 10, 2007, that you maintain policies, and include language in your standard distributor and reseller partner agreements, requiring your distributors and resellers to "comply with appropriate U.S. and Israeli export control laws and regulations." It is not clear to us from your response whether, in certain circumstances, your distributors and resellers can sell your products and services into Sanctioned Countries without violating U.S. and Israeli laws and regulations. For instance, it may be that a non-U.S. distributor of your products, which employs no U.S. persons, could sell your products into Sanctioned Countries without violating U.S. laws or regulations, if the products were manufactured outside the U.S. without the use of U.S.-origin materials or technology. Please clarify for us whether, in certain circumstances, your distributors and resellers may sell your products and services into Sanctioned Countries without violating U.S. and Israeli laws and regulations.

Check Point prohibits the distribution of products to Sanctioned Countries by complying with United States and Israeli export control laws and through the use of distribution, reseller and end user license agreements. Requirements in Check Point’s end-user license agreements and distributor/ reseller agreements, places end-users and distributors/resellers on notice that the Company’s products may be subject to the laws and regulations of, among others, the United States and Israel and that Check Point requires each party to comply with such laws and regulations.

Although there are situations under which U.S. export control and economic sanctions laws and regulations do not cover, or actually permit, transactions with Sanctioned Countries, both Israeli laws and Check Point’s corporate policies and agreements prohibit transactions with Sanctioned Countries that involve the Company’s products or services.

Acknowledgment

        In connection with the foregoing responses to the Staff’s Comment Letter, the Company acknowledges that:

■	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

■	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions or concerns with respect to the foregoing, please contact the undersigned at (650) 628-2110 or by facsimile at (650) 649-1975.

Sincerely, John Slavitt General Counsel